531 Broad Street
Chattanooga, Tennessee  37402

April 29, 2011

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4720
Washington, DC  20549

Attn: Gregory Dundas, Division of Corporate Finance

RE:	Withdrawal Request of First Security Group, Inc.
Registration Statement on Form S-1
Filed November 6, 2009
File No. 333-162967

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), First Security Group, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Registrant’s registration statement on Form S-1 (File No. 333-162967), together with all amendments and exhibits thereto (collectively, the “Registration Statement”), effective as of the date hereof. The Registration Statement was filed with the Commission on November 6, 2009.

The Registrant submits this request for withdrawal as it does not intend to pursue the contemplated public offering at this time. The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Registrant believes withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registrant also acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements. The Registrant may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

Accordingly, the Registrant hereby respectfully requests that a consent to this withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at First Security Group, Inc., 531 Broad Street, Chattanooga, Tennessee  37402, facsimile number 423.756.7539, with a copy to the Registrant’s counsel, Bryan Cave LLP, Attn: Robert D. Klingler, 1201 W. Peachtree Street, NW, Fourteenth Floor, Atlanta, Georgia  30309-3488, facsimile number 404.420.0810. If you have any questions with respect to this matter, please contact Robert D. Klingler of Bryan Cave LLP at 404.572.6810.

Sincerely,

/s/ John R. Haddock
John R. Haddock
Chief Financial Officer